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                                  Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of September, 1997


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated September 3, 1997. The press release relates to an offer by Frontline Ltd. ("Frontline"), an Oslo Stock Exchange listed company, for ICB Shipping AB ("ICB"), a Stockholm Stock Exchange listed company and an indirect parent of ICB Shipping (Bermuda) Ltd., the Company's manager. As indicated in the press release, the Board of ICB has rejected the offer proposed by Frontline.

Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

































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FOR IMMEDIATE RELEASE


                  KNIGHTSBRIDGE TANKERS LIMITED
           ANNOUNCES FRONTLINE OFFER FOR ICB SHIPPING


Contact: Karl Molander
         011-46-8-613-3030


Hamilton, Bermuda, September 3, 1997. Knightsbridge Tankers Limited ("Knightsbridge") (Nasdaq National Market Symbol "VLCCF") has been made aware of an offer by Frontline Ltd., an Oslo Stock Exchange listed company, for ICB Shipping AB ("ICB") , a Stockholm Stock Exchange listed company. The Board of ICB has rejected Frontline's offer. ICB is an indirect parent of Knightsbridge's Manager, ICB Shipping (Bermuda) Ltd. ("ICB Bermuda"). Knightsbridge owns five double hull very large crude carriers (VLCCs) which it bareboat charters to Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, on a "hell and high water" basis for a minimum seven year term, with an option for Shell International to extend the period for each VLCC for an additional seven year term, to a maximum of 14 years per VLCC. The charter hire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. Knightsbridge is managed by ICB Bermuda under a Management Agreement with a term of 15 years.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".
Bermuda




















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                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: September 10, 1997    By:  /s/ Ola Lorentzon
                                  ___________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer



































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01655001.FR1